Exhibit 99.1

Huize’s International Arm Poni Insurtech Completes Acquisition of Controlling Stake in Global Care, a Leading Insurtech Platform in Vietnam

Strategic acquisition drives revenue growth and expansion into second international market, creating robust synergies under Poni Insurtech and advancing Huize’s international expansion

SHENZHEN, China, September 5, 2024 — Huize Holding Limited, (“Huize” or the “Company”) (NASDAQ: HUIZ), a leading insurance technology platform connecting consumers, insurance carriers and distribution partners digitally through data-driven and AI-powered solutions in Asia, today announced the completion of its international arm Poni Insurtech’s acquisition of 71.7% stake in Global Care Consulting Joint Stock Company (“Global Care”), a leading Vietnam-based insurtech company specializing in digital transformation solutions for the insurance industry. The acquisition was completed through a combination of existing share purchases and subscription of new shares. As part of the transaction, VinaCapital Ventures, the technology investment arm of VinaCapital Group, received newly issued class A common shares of Huize, representing approximately 1.7% of the Company’s fully diluted share capital, with 50% of the newly issued shares subject to a one-year lock-up period.

Upon the closing of the transaction, Global Care has become a majority-owned subsidiary of Huize, and its financial results will be consolidated into the Company’s consolidated financial statements.

“Global Care is a strategic and pivotal partner in our internationalization journey,” commented Ron Tam, Co-Chief Financial Officer and Head of International Business of Huize. “The completion of this acquisition reaffirms our commitment and execution of our internationalization strategy, starting with high growth markets in ASEAN. We have already begun to work closely with Global Care to accelerate market growth in Vietnam through innovative customized insurance product development and distribution partnership models, platform technological advancements, and deployment of AI capabilities. We are confident that the integration of Global Care, combined with the strategic insights and local resources of VinaCapital Ventures, will firmly position Poni Insurtech as a leading insurtech player in Vietnam’s digital insurance ecosystem. We expect this integration to create tangible value for all stakeholders including our end customers, insurance carriers and distribution partners. ”

Dinh Thi Ngoc Niem, Founder and Chief Executive Officer of Global Care, added, “We are thrilled to welcome Huize as the new strategic shareholder in Global Care, marking the beginning of our next phase of growth. By joining the Poni Insurtech ecosystem, we gain unparalleled access to advanced technologies and industry expertise that will be instrumental in driving our long-term success. Together, we are well-positioned to enhance our offerings and expand our presence in Vietnam’s rapidly evolving insurance landscape. We look forward to this new chapter as we continue our mission to revolutionize the insurance experience for our partners and customers.”

About Global Care

Established in 2017, Global Care is a leading insurtech company in Vietnam empowering insurers to streamline and digitize their sales processes, policy administration, and operations. Global Care’s suite of cloud-based API solutions and mobile apps offer a broad range of embedded and customized insurance products to a diverse customer base by connecting insurers with merchants and various distribution channels, including leading e-commerce platforms such as Grab and Ahamove. In 2023, Global Care facilitated 13.5 million policies on its platform with revenue more than quadrupling year-over-year and registered users growing in excess of 1.3 million.

About Huize Holding Limited

Huize Holding Limited is a leading insurance technology platform connecting consumers, insurance carriers and distribution partners digitally through data-driven and AI-powered solutions in Asia. Targeting mass affluent consumers, Huize is dedicated to serving consumers for their life-long insurance needs. Its online-to-offline integrated insurance ecosystem covers the entire insurance life cycle and offers consumers a wide spectrum of insurance products, one-stop services, and a streamlined transaction experience across all scenarios. By leveraging AI, data analytics, and digital capabilities, Huize empowers the insurance service chain with proprietary technology-enabled solutions for insurance consultation, user engagement, marketing, risk management, and claims service.

For more information, please visit http://ir.huize.com or follow us on social media via LinkedIn (https://www.linkedin.com/company/huize-holding-limited), Twitter (https://twitter.com/huizeholding) and Webull (https://www.webull.com/quote/nasdaq-huiz).

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Huize’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, business outlook and quotations from management in this announcement, contain forward-looking statements. Huize may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Huize’s goal and strategies; Huize’s expansion plans; Huize’s future business development, financial condition and results of operations; Huize’s expectation regarding the demand for, and market acceptance of, its online insurance products; Huize’s expectations regarding its relationship with insurer partners and insurance clients and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing.

For investor and media inquiries, please contact:

Investor Relations

Kenny Lo

Investor Relations Manager

investor@huize.com

Media Relations

mediacenter@huize.com

Christensen

In China

Ms. Dee Wang

Phone: +86-10-5900-1548

Email: dee.wang@christensencomms.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com